Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI”) The principal office of RCI is located at: 333 Bloor Street East Toronto, Ontario M4W 1G9

Item 2	Date of Material Change

April 23, 2019

Item 3	News Release

A news release was issued through GlobeNewswire on April 23, 2019.

Item 4	Summary of Material Change

On April 23, 2019, Rogers Communications priced an underwritten public offering in the United States of US$1.25 billion aggregate principal amount of 4.35% senior notes due 2049 (the “US Notes”).

Item 5.1	Full Description of Material Change

The net proceeds from the issuance of these US Notes was approximately US$1.23 billion and is expected to be used, together with other debt funding, for general corporate purposes, including to fund maturing short-term borrowings and to fund the Cdn$1.725 billion cash investment required to acquire 52 of 64 of the twenty year 600 MHz spectrum licenses available to RCI. The sale of the US Notes closed on April 30, 2019.

The US Notes were issued pursuant to a prospectus supplement and accompanying prospectus filed with the United States Securities and Exchange Commission (the “SEC”) as part of an effective shelf registration statement on Form F-10.

This material change report includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of RCI.

More detailed information about these factors may be found in filings by RCI with the SEC, including its most recent Annual Report on Form 40-F. RCI is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information, please contact Graeme McPhail, Chief Legal and Regulatory Officer and Secretary, at 416.935.2505.

Item 9	Date of Report

May 1, 2019